EXHIBIT (A)(5)(I)
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                                  NEWS RELEASE


Media contact:                          Investor Relations contact:
Alison von Puschendorf                  Mark F. Pomerleau
tel (203) 461 7634                      tel (203) 461 7616




                  MEADWESTVACO CORPORATION ANNOUNCES RESULTS OF
                      ITS TENDER OFFER FOR DEBT SECURITIES

STAMFORD, Conn., May 13, 2005 - MeadWestvaco Corporation (NYSE: MWV) announced today that it has completed its offer to purchase for cash up to $850 million in principal amount of its outstanding debt securities.

This debt tender offer is part of the company's previously announced plans to use proceeds of the sale of its printing and writing papers business for the reduction of indebtedness and stock repurchases. The company has used approximately $1.1 billion of these proceeds to retire $973 million in debt through this tender offer and other debt repurchases. The company expects to take a pre-tax charge of approximately $110 million in the second quarter related to the early retirement of debt.

As of the expiration of the debt tender offer, $648.5 million of debt securities had been validly tendered and not withdrawn, and have been accepted for purchase pursuant to the offer:

o    8.40% Notes due 2007, CUSIP No. 961548 AW4: $172,225,000
o    7.10% Notes due 2009, CUSIP No. 961548 AU8: $149,974,000
o    6.80% Debentures due 2032, CUSIP No. 583334 AB3: $223,921,000
o    6.84% Debentures due 2037, CUSIP No. 582834 AN7: $102,395,000

Settlement of the debt tender offer occured today. On June 6, 2005, the company will redeem the remaining $27.8 million of the 8.40% Notes due 2007.

Citigroup Global Markets Inc. acted as lead dealer manager in the debt tender offer; Barclays Capital Inc. and UBS Securities LLC were co-dealer managers.

In addition to the debt tender, the company used proceeds from the sale of its printing and writing papers business to retire $296.4 million of debt as follows:

o Defeased a total of $34,250,000 in Industrial Development Bonds ("IDBs"), consisting of 5.25% IDB, CUSIP No. 717346 AH3: $13,750,000; and 5.30% IDB,
     CUSIP No. 717346 AG5: $20,500,000
o Defeased and repaid $145,035,000 of IDBs associated with the closing of the sale of the papers business
o    Retired $117,125,000 of 6.85% Notes due 2012, CUSIP No. 583334 AA5


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ABOUT MEADWESTVACO CORPORATION
MeadWestvaco, headquartered in Stamford, Conn., is a global packaging company that delivers high-value packaging solutions and products to the world's most recognized companies in the food and beverage, media and entertainment, personal care, cosmetic and healthcare industries. The company also has market-leading positions in its Consumer & Office Products, Specialty Chemicals and Specialty Papers businesses. MeadWestvaco, with operations in more than 29 countries, has been selected for the Dow Jones Sustainability Indexes, and manages its forestlands in accordance with the Sustainable Forestry Initiative(R). For more information, please visit www.meadwestvaco.com.
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